Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO RELEASE 2008 THIRD QUARTER RESULTS ON OCTOBER 31st

VANCOUVER, BRITISH COLUMBIA, September 29, 2008 – GOLDCORP INC. (TSX: G; NYSE: GG) will release third quarter results before market open on Friday October 31st, 2008.

A conference call will be held Friday October 31st at 10:00 a.m. (PT) to discuss these results. Participants may join the call by dialing toll free 1-866-226-1799 or 416-641-6129 for calls from outside Canada and the US.  A recorded playback of the call will be available until November 29th by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US.  Passcode: 3272052.

A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest cost, fastest growing senior gold producer.  Located entirely in the Americas, its gold production and reserves are 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of Gold Eagle’s business, properties and assets with Goldcorp, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Readers should not place undue reliance on forward-looking statements.  For a more detailed discussion of such risks and other factors, please refer to Goldcorp’s website, www.goldcorp.com.

CONTACT INFORMATION:

Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com